October 28, 2024

Nabeel Syed
Co-Chief Executive Officer
Dome Capital, LLC
10006 Cross Creek Blvd #103
Tampa FL 33647

       Re: Dome Capital, LLC
           Amendment No. 4 to Draft Offering Statement on Form 1-A Submitted October 11, 2024
           CIK No. 0001988836
Dear Nabeel Syed:

     We have reviewed your amended draft offering statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 2, 2024, letter.

Amendment No. 4 to Draft Offering Statement on Form 1-A
Cover Page

1. We note your response to prior comment 1. We note that you continue to reference properties based investment return goals on your website. Please remove all such references.
2. We note your response to prior comment 2 and we reissue the comment. Please fully explain the mechanics of closings and how that interplays with the acceptance or rejection of subscriptions. In this regard, we note that a subscription will be accepted or rejected within 15 business days of receipt. However, it does not appear that the company would be required to have a closing unless the maximum is raised. Please clarify whether the company could terminate an offering without a closing, even though it has accepted subscriptions. Please clarify. In this regard, we again note it is
 October 28, 2024
Page 2

      unclear how this offering is a no minimum offering in light of these terms.
3. We note your response to prior comment 3. Please add the termination date of the offering if there is a closing, as required by Item 1(e) of Part II of Form 1-A. Please also refer to Rule 251(d)(3)(i)(F) of Regulation A.
       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Rajiv Radia, Esq.